OSISKO ACQUIRES ADDITIONAL GOLD ROYALTY ON BARKERVILLE’S
CARIBOO GOLD PROJECT IN CANADA

(Montréal, September 6, 2018) Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to announce that it has entered into a second amended and restated royalty purchase agreement (the “Agreement”) with Barkerville Gold Mines Ltd. (“Barkerville”) pursuant to which it will acquire an additional 1.75% net smelter return (“NSR”) royalty (the “Royalty”) for the aggregate purchase price of C$20 million (the “Royalty Purchase”) on the Cariboo property (the “Property”) located in British Columbia, Canada (the “Royalty Transaction”).

Under the terms of the Agreement, Barkerville also has the option to grant Osisko an additional 1% NSR royalty on the Property (the “Royalty Option”) for additional cash consideration of C$13 million, at any point between the closing date of the Royalty Transaction and December 31, 2018 (the "Royalty Option Period"). In the event that (i) Barkerville announces a change of control during the Royalty Option Period, or (ii) Osisko participates in an equity financing of Barkerville during the Royalty Option Period, if the Royalty Option remains unexercised, Osisko will have the right to purchase the Royalty Option.

The Royalty Transaction will have the effect of increasing Osisko’s existing royalty on the Property to a total of 4% NSR royalty, and a total of 5% NSR royalty if the Royalty Option is exercised.

The acquisition of the Royalty provides Osisko with:

  A meaningful NSR royalty on a significant and growing Canadian high-grade gold deposit;

  Increased exposure to continued exploration success and resource growth from an extensive land package representing one of the most advanced exploration projects in Canada; and

  Near-term cash flow from ongoing small-scale production from the Property while Barkerville continues to develop a larger scale long-term mining plan on the Property.

As part of the Royalty Transaction, Barkerville will grant to Osisko 10,000,000 common share purchase warrants (the "Warrants"). The Warrants will be exchangeable for common shares of Barkerville (the "Common Shares") at an exercise price of $0.75 per Common Share for a period of 36 months following the closing of the Royalty Transaction.

The Cariboo Gold Project

The Cariboo Gold Project currently hosts 1.6 million ounces in measured & indicated gold resources from 8.1 million tonnes of ore with a grade of 6.1 grams of gold per tonne and 2.16 million ounces in inferred resources from 12.7 million tonnes of ore with a grade of 5.2 grams of gold per tonne, as outlined in a National Instrument 43-101 report filed on SEDAR by Barkerville. The Property’s mineral tenures cover 1,950 square kilometres along a strike length of 67 kilometres, which includes several past producing placer and hard rock mines, making it one of the most well-endowed land packages in British Columbia. The Bonanza deposit is currently being processed at Barkerville’s QR mill. QR is a fully owned, permitted mill and tailings facility, located approximately 110 kilometres away from Wells, and can be accessed by an all-season road. Barkerville’s Greenfield team is developing quality exploration assets throughout the remaining Property through systematic, scientific, exploration.

Immediately prior to the closing of the Royalty Transaction, Osisko had beneficial ownership of, or control and direction over, (i) 142,309,310 Common Shares, representing approximately 32.4% of the issued and outstanding Common Shares, and (ii) 5,666,527 Warrants. Immediately following the closing of the Royalty Transaction Osisko will have beneficial ownership of, or control and direction over, (i) 142,309,310 Common Shares, representing approximately 32.4% of the issued and outstanding Common Shares, and (ii) 15,666,527 Warrants. Following the closing of the Royalty Transaction and after giving effect to the exercise of all the Warrants then held by Osisko, Osisko would have beneficial ownership of, or control and direction over, 157,975,837 Common Shares, representing approximately 34.7% of the Common Shares that would then be issued and outstanding. Osisko acquired the Warrants for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional Common Shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Barkerville in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Barkerville and other relevant factors.

Certain sections of this news release are issued under the early warning provisions of the Canadian securities legislation. A copy of the early warning report to be filed by Osisko in connection with the transaction described above will be available on SEDAR under Barkerville's profile. To obtain a copy of the early warning report, you may also contact Joseph de la Plante, Vice President, Corporate Development of Osisko at (514) 940-0670. Barkerville's head office is located at 1055 West Hastings Street, Suite 2200, Vancouver, British Columbia, V6E 2E9.

Mr. Guy Desharnais, Ph.D., P. Geo, is the qualified person for this release as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and verified the technical information contained herein. Mr. Guy Desharnais is an employee of Osisko and is non-independent.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Following the acquisition of the Orion portfolio, it now holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of investments in publicly held resource companies, including a 15.5% interest in Osisko Mining Inc. and a 12.7% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking information” and "forward-looking statements" within the meaning of applicable Canadian Securities Laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, the “forward-looking statements”). All statements in this release, other than statements of historical facts, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding the closing of the Royalty Transaction, the benefits of the Royalty to Osisko and the cash flows to be generated from the Royalty, mineral reserve and mineral resource estimates are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (Including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from its investments and the transaction with Barkerville. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties, delays or adverse climatic conditions on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com